Exhibit 99.127

DHX Media announces record growth for Disney XD Canada

Channel ranks #1 with key kids' demographics

HALIFAX, Jan. 22, 2015 /CNW/ - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX.A, DHX.B), a key player internationally in the creation of content for families and children, announces that its digital specialty network, Disney XD Canada, continues to be the country's leading digital channel.1 The network is reporting its best fall on record since its launch in June 2011.2

For the first four months of the 2014/2015 broadcast year, ended December 31, 2014:

•	#1 kids digital channel with kids, boys and girls in the 6-11 and 7-11 demographics for Average Minute Audience (AMA), audience share and ratings;[3]
•	growth amongst its primary demographic of kids 6-11, as well as boys 6-11;[4]
•	only kids digital specialty network in Canada to grow viewership with kids 7-11 and boys 7-11.[5]

The record-breaking performance of Disney XD Canada during Fall 2014* can be largely attributed to the network's new top-rated series, Star Wars Rebels, which was the highest ranking animated program across all kids digital channels for the fall.6 In addition, on October 26, the new Star Wars Rebels episode brought in Disney XD Canada's highest recorded fall audience since launch with 274,500 viewers (2+).7

Disney XD Canada is an advertising-supported digital specialty network and multiplatform brand offering a compelling mix of high definition live-action and animated programming to homes across Canada. Disney XD Canada features series, movies and short form content that focus on comedy, discovery, accomplishment and adventure. Disney XD Canada programming is also available through dedicated on demand and broadband services. Visit us at DisneyXD.ca.

About DHX Media Ltd.

DHX Media Ltd. (www.dhxmedia.com), a leading creator, producer, marketer and broadcaster of family entertainment, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, Slugterra and the multi-award winning Degrassi franchise. DHX Media Ltd. is the owner of Family Channel, the most-viewed children's television channel in Canada, as well as the channels Disney Junior (English & French) and Disney XD in Canada. The Company markets and distributes its library of more than 11,000 half-hours of entertainment programming worldwide, and licenses its owned properties through its dedicated consumer products business. DHX Media Ltd.'s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. DHX Media Ltd. has offices in Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich and Amsterdam, and is listed on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

Note:

* indicates the time frame of September 1, 2014 – December 31, 2014

Source:

1.	Numeris (BBM Canada)/Total Canada/Cdn Digital English Channels/AMA(000)/Four-year combined station ranker from BY2011-2012 to BY2014-2015 STD: 8/29/2011-1/4/2015.
2.	Numeris (BBM Canada)/Total Canada/Disney XD/SHR%, AMA(000)/Fall 2011: 8/29/11-12/31/11, vs. Fall 2012: 8/27/12-12/31/12, vs. Fall 2013: 8/26/1312/31/13, vs. Fall 2014: 9/1/14-12/31/14.
3.	Numeris (BBM Canada)/Total Canada/Cdn Digital English Channels/AMA(000)/Four-year combined station ranker from BY2011-2012 to BY2014-2015 STD: 8/29/2011-1/4/2015.
4.	Numeris (BBM Canada)/Total Canada/Cdn Kids Digital Channels: Disney XD, Teletoon Retro, Nickelodeon, ABC Spark, Cartoon Network, BBC Kids/SHR%, AMA(000)/Fall 2011: 8/29/11-12/31/11, vs. Fall 2012: 8/27/12-12/31/12, vs. Fall 2013: 8/26/13-12/31/13, vs. Fall 2014: 9/1/14-12/31/14.
5.	Numeris (BBM Canada)/Total Canada/Cdn Kids Digital Channels: Disney XD, Teletoon Retro, Nickelodeon, ABC Spark, Cartoon Network, BBC Kids/SHR%, AMA(000)/Fall 2011: 8/29/11-12/31/11, vs. Fall 2012: 8/27/12-12/31/12, vs. Fall 2013: 8/26/13-12/31/13, vs. Fall 2014: 9/1/14-12/31/14.
6.	Numeris (BBM Canada)/Total Canada/Cdn Kids Digital Channels: Disney XD, Teletoon Retro, Nickelodeon, ABC Spark, Cartoon Network, BBC Kids/SHR%, AMA(000)/ Fall 2014: 9/1/14-12/31/14, Fall season only program ranker, 2+ airings.
7.	Numeris (BBM Canada)/Total Canada/Disney XD/AMA(000)/Fall 2011: 8/29/11-12/31/11, vs. Fall 2012: 8/27/12-12/31/12, vs. Fall 2013: 8/26/13-12/31/13, vs. Fall 2014: 9/1/14-12/31/14, Fall seasons only combined program ranker, 1+ airings.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information: Investor relations, please contact: Joann Head - Manager, Investor Relations, DHX Media Ltd., joann.head@dhxmedia.com, +1 416-977-7018; Media, please contact: Shaun Smith - Director, Corporate Communications, DHX Media Ltd., shaun.smith@dhxmedia.com, +1 416-977-7230

CO: DHX Media Ltd.

CNW 10:00e 22-JAN-15